UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)

POINTER TELOCATION LTD.

(Name of Issuer)

Ordinary Shares, NIS 3.00 par value per share	M7946T104

(Title of Class of Securities)	(CUSIP Number)

Orly Tsioni, Adv.
Yigal Arnon & Co.
1, Azrieli Center
Tel-Aviv 67021, Israel
+972-3-608-7851
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages) (Page 1 of 10 Pages)

CUSIP No. M7946T104	13D/A	Page 2 of 10

1	NAMES OF REPORTING PERSONS: DBSI Investments Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 000000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 973,534
	8	SHARED VOTING POWER: 1,283,058 (1)
	9	SOLE DISPOSITIVE POWER: 973,534
	10	SHARED DISPOSITIVE POWER: 973,534
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,283,058 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 39.9% (2)
14	TYPE OF REPORTING PERSON: CO

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(1)     This number includes 309,524 Ordinary Shares par value NIS 3.00 (“Ordinary Shares”) of Pointer Telocation Systems Ltd. (the “Issuer”), which are owned as of record by Egged Holdings Ltd. (“Egged”). Certain voting rights with respect to such Ordinary Shares are shared with DBSI, resulting from a Shareholders Agreement dated November 2004 and amended January 2005 between DBSI Investments Ltd. (“DBSI”) and Egged . The principal terms of such agreement, include inter alia, the following provisions:

(a)	The Board of Directors of the Issuer shall consist of seven directors of which: (i) four members will be nominated by DBSI; (ii) one member will be nominated by Egged; and (iii) two members shall be external directors as required by the Israeli Companies Law, 1999.

(b)	Egged shall have the right to appoint the higher of (i) one director; and (ii) such round number of directors which constitute 20% of the Issuer’s representation in the Board of Directors of any direct or indirect subsidiary of the Company, other than Shagrir Vehicle Systems Ltd.

(c)	DBSI and Egged agreed to vote their shares in the Issuer against any of the following resolutions, unless the parties agree otherwise in a prior written agreement: (i) distribution of dividend of either more or less than 75% of the profits attributable for distribution under law; (ii) increase of the share capital of the Issuer or Shagrir Vehicle Systems Ltd.; (iii) entry into or amendment of any shareholders agreement to which the Issuer is a party; (iv) for a period of twenty four months issuance of new shares or other securities convertible into shares by the Issuer under a pre-money valuation of the Issuer that is lower than the Issuer’s valuation under the Share Purchase Agreement between the Issuer and Egged, dated November 2005, not including new options to employees of the Issuer and its subsidiaries; (v) approval of certain material transactions such as merger, acquisition and liquidation; and (vi) amendment of the Articles of Association of the Issuer or any of its subsidiaries in such a way which shall have an adverse effect on the rights of either of the parties.

(d)	Except for transfer of shares within the usual trade of the stock exchange, Egged shall grant DBSI a right of first refusal to purchase its shares in the Company in the event Egged shall wish to sell its shares.

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(e)	Except for a transfer of shares within the usual trade of the stock exchange, in the event DBSI shall wish to sell its shares to a third party DBSI shall grant Egged a tag along right in respect of such sale.

The term of this agreement is for as long as DBSI holds at least 20% of the outstanding share capital of the Issuer and for as long as Egged holds at least 9% of the outstanding share capital of the Issuer.

(2)     Based on a number of 3,215,563 Ordinary Shares outstanding as of the date hereof (according to publicly available information provided by the Issuer to date), DBSI is the beneficial owner of 39.9 % of the outstanding Ordinary Shares of the Company.

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CUSIP No. M7946T104	13D/A	Page 5 of 10

1	NAMES OF REPORTING PERSONS: Barak Dotan I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 000000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER: 1,283,058
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER: 973,534
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,283,058
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 39.9%
14	TYPE OF REPORTING PERSON: IN

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CUSIP No. M7946T104	13D/A	Page 6 of 10

1	NAMES OF REPORTING PERSONS: Yossi Ben Shalom I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 000000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER: 1,283,058
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER: 973,534
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,283,058
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 39.9%
14	TYPE OF REPORTING PERSON: IN

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This Amendment No. 5 of the Statement on Schedule 13D, as amended, and previously filed by the Reporting Persons with the Securities and Exchange Commission with respect to the ordinary shares, par value New Israeli Shekel 3.00 per share (the “Ordinary Shares”), of Telocation Systems Ltd. (the “Issuer”) is filed to report a change in ownership of shares of the Issuer. Item 5 of the Statement previously filed, is hereby amended.

Item 5.	Interest in Securities of the Issuer.

(a) (b)     DBSI is the beneficial owner of 1,283,058 Ordinary Shares of the Issuer, constituting 39.9% of the outstanding Ordinary Shares of the Issuer. Messrs. Yossi Ben Shalom and Barak Dotan, by virtue of their relationship with and interests in DBSI, may be deemed to control DBSI and consequently share the beneficial ownership of 1,283,058 Ordinary Shares of the Issuer. DBSI holds the sole right to vote 973,534 of such Ordinary Shares, which right is directed jointly by Messrs. Yossi Ben Shalom and Barak Dotan.

Of the 1,283,058 Ordinary Shares beneficially owned by the Reporting Persons, 309,524 Ordinary Shares of the Issuer are held as of record by Egged Holdings Ltd. (“Egged”). Certain of the voting rights with respect to such Ordinary Shares are shared with DBSI, resulting from a Shareholders Agreement dated November 2004 and amended January 2005 between DBSI and Egged (the “Shareholders’ Agreement”). The principal terms of the Shareholders’ Agreement, include inter alia, the following provisions:

—	The Board of Directors of the Issuer shall consist of seven directors of which: (i) four members will be nominated by DBSI; (ii) one member will be nominated by Egged; and (iii) two members shall be external directors as required by the Israeli Companies Law, 1999.

—	Egged shall have the right to appoint the higher of (i) one director; and (ii) such round number of directors which constitute 20% of the Issuer’s representation in the Board of Directors of any direct or indirect subsidiary of the Company, other than Shagrir Vehicle Systems Ltd.

—	DBSI and Egged agreed to vote their shares in the Issuer against any of the following resolutions, unless the parties agree otherwise in a prior written agreement: (i) distribution of dividend of either more or less than 75% of the profits attributable for distribution under law; (ii) increase of the share capital of the Issuer or Shagrir Vehicle Systems Ltd.; (iii) entry into or amendment of any shareholders agreement to which the Issuer is a party; (iv) for a period of twenty four months issuance of new shares or other securities convertible into shares by the Issuer under a pre-money valuation of the Issuer that is lower than the Issuer’s valuation under the Share Purchase Agreement between the Issuer and Egged, dated November 2005, not including new options to employees of the Issuer and its subsidiaries; (v) approval of certain material transactions such as merger, acquisition and liquidation; and (vi) amendment of the Articles of Association of the Issuer or any of its subsidiaries in such a way which shall have an adverse effect on the rights of either of the parties.

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—	Except for transfer of shares within the usual trade of the stock exchange, Egged shall grant DBSI a right of first refusal to purchase its shares in the Company in the event Egged shall wish to sell its shares.

—	Except for a transfer of shares within the usual trade of the stock exchange, in the event DBSI shall wish to sell its shares to a third party DBSI shall grant Egged a tag along right in respect of such sale.

The term of this agreement is for as long as DBSI holds at least 20% of the outstanding share capital of the Issuer and for as long as Egged holds at least 9% of the outstanding share capital of the Issuer.

On October 1, 2006, the Issuer and Egged agreed to new repayment terms regarding an outstanding loan of approximately NIS 7.2 million provided to the Company by Egged in November 2004 (the “Loan”). Pursuant to the new repayment terms, Egged’s option to convert the Loan into 88,889 Ordinary Shares of the Issuer was terminated.

(c)     In a series of public sales executed between November 27, 2006 and November 29, 2006, DBSI sold 276,330 Ordinary Shares of the Issuer on the Nasdaq Capital Market, at an average daily price per share of between $18.65 and $21.06.

(d)     In accordance with the Shareholders’ Agreement, the parties agreed to vote their holdings, subject of the shareholders agreement, respectively, against a resolution relating to the distribution of dividend of either more or less than 75% of the profits appropriate for distribution, in accordance with Israeli law, unless they shall agree otherwise in a prior written agreement.

(e)     Not applicable

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Item 7.	Materials to be Filed as Exhibits.

The following exhibits are hereby incorporated by reference:

Exhibit No.	Description

1	Voting Agreement with Egged, dated November 16, 2004 - incorporated by reference as filed on Schedule 13D/A by DBSI Holdings Ltd. on July 21, 2005 (File No. 005-57523).

2	Amendment to Voting Agreement with Egged, dated January 30, 2005 - - incorporated by reference as filed on Schedule 13D/A by DBSI Holdings Ltd. on July 21, 2005 (File No. 005-57523).

3	Joint Filing Agreement dated July 11, 2005, between Barak Dotan and DBSI Investments Ltd., authorizing DBSI Investments Ltd. to file this Schedule 13D and any amendments hereto on behalf of Mr. Dotan - incorporated by reference as filed on Schedule 13D/A by DBSI Holdings Ltd. on July 21, 2005 (File No. 005-57523).

4	Joint Filing Agreement dated July 11, 2005, between Yossi Ben Shalom and DBSI Investments Ltd., authorizing DBSI Investments Ltd. to file this Schedule 13D and any amendments hereto on behalf of Mr. Ben Shalom - - incorporated by reference as filed on Schedule 13D/A by DBSI Holdings Ltd. on July 21, 2005 (File No. 005-57523).

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        SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2006

DBSI INVESTMENTS LTD.

BARAK DOTAN

YOSSI BEN SHALOM

By: /s/ DBSI INVESTMENTS LTD. ——————————————

By: /s/ Barak Dotan —————————————— Barak Dotan Director	/s/ Yossi Ben Shalom —————————————— Yossi Ben Shalom Director

Authorized signatories of DBSI Investments Ltd., for itself and on behalf of Barak Dotan and Yossi Ben Shalom, pursuant to the Consents incorporated by reference as exhibits 3-4 to this Schedule 13D/A

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